UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2019

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                     to

Commission file number 001-35992

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

ORACLE CORPORATION

401(k) SAVINGS AND INVESTMENT PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

ORACLE CORPORATION

500 Oracle Parkway

Redwood City, California 94065

Oracle Corporation

401(k) Savings and Investment Plan

Financial Statements and Supplemental Schedule

Report of Independent Registered Public Accounting Firm

To the participants and Plan Committee of the Oracle Corporation 401(k) Savings and Investment Plan

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of Oracle Corporation 401(k) Savings and Investment Plan (the “Plan”) as of December 31, 2019 and 2018, and the related statement of changes in net assets available for benefits for the year ended December 31, 2019, and the related notes and schedule (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of Oracle Corporation 401(k) Savings and Investment Plan as of December 31, 2019 and 2018, and the changes in net assets available for benefits for the year ended December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to Oracle Corporation 401(k) Savings and Investment Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Oracle Corporation 401(k) Savings and Investment Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purposes of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental information in the accompanying schedule of assets (held at end of year) as of December 31, 2019 has been subjected to audit procedures performed in conjunction with the audit of Oracle Corporation 401(k) Savings and Investment Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ SENSIBA SAN FILIPPO LLP

We have served as Oracle Corporation 401(k) Savings and Investment Plan’s auditor since 2004.

San Mateo, California

May 15, 2020

Oracle Corporation

401(k) Savings and Investment Plan

Statements of Net Assets Available for Benefits

As of December 31, 2019 and 2018

	December 31,
(in thousands)	2019	2018
Assets
Cash	$872	$638
Investments, at fair value	16,472,327	13,434,378
Investments, at contract value	895,422	804,054
Receivables:
Notes receivable from participants	83,144	84,444
Participant contributions	14,444	13,856
Employer contributions	4,463	4,492
Other receivables	16,803	7,066
Total receivables	118,854	109,858
Total assets	17,487,475	14,348,928
Liabilities
Excess deferrals due to participants	177	313
Other liabilities	12,473	2,554
Total liabilities	12,650	2,867
Net assets available for benefits	$17,474,825	$14,346,061

See notes to financial statements.

Oracle Corporation

401(k) Savings and Investment Plan

Statement of Changes in Net Assets Available for Benefits

For the Year Ended December 31, 2019

(in thousands)
Additions
Interest, dividends and other income	$207,943
Net appreciation in fair values of investments	3,200,754
Total investment gains, net	3,408,697
Contributions and other:
Participants	616,741
Employer	153,564
Rollovers and other	93,329
Total contributions and other	863,634
Total additions, net	4,272,331
Deductions
Benefits paid to participants	1,140,686
Administrative expenses	2,881
Total deductions	1,143,567
Net increase	3,128,764
Net assets available for benefits at beginning of year	14,346,061
Net assets available for benefits at end of year	$17,474,825

See notes to financial statements.

Oracle Corporation

401(k) Savings and Investment Plan

Notes to Financial Statements

December 31, 2019

1.	DESCRIPTION OF THE PLAN

The following description of the Oracle Corporation 401(k) Savings and Investment Plan (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan originally established in 1986 that has since been amended and for which Oracle Corporation (Oracle) is the current sponsor. The Plan was established for the purpose of providing retirement benefits for the U.S. employees of Oracle and its subsidiaries. The Plan is intended to qualify as a profit sharing plan under Section 401(a) of the Internal Revenue Code of 1986, as amended (the Code), with a salary reduction feature qualified under Section 401(k) of the Code. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). The Plan is administered by the 401(k) Committee, members of which are appointed by the Compensation Committee of Oracle’s Board of Directors or the Executive Vice President, Human Resources. Fidelity Management Trust Company is the directed trustee of the Plan; Fidelity Investments Institutional Operations Company, Inc. (Fidelity) serves as the record keeper to maintain the individual accounts of each of the Plan’s participants.

Delphi Asset Management Corporation is a wholly-owned U.S. subsidiary of Oracle. Effective April 23, 2019, the Delphi Asset Management 401(k) Plan (Delphi Plan) was merged with, and the net assets were transferred into the Plan.

Eligibility

All employees regularly scheduled to work a minimum of 20 hours per week or 1,000 hours in a Plan year on the domestic payroll of Oracle and its subsidiaries that have adopted the Plan are eligible to participate in the Plan as of the first date, or any succeeding entry date following the date the employee is credited with one hour of service with Oracle. However, the following employees or classes of employees are not eligible to participate: (i) employees whose compensation and conditions of employment are subject to determination by collective bargaining; (ii) employees who are non-resident aliens and who received no earned income (within the meaning of the Code) from Oracle; (iii) workers who are performing services at an Oracle facility as an employee of a third-party entity that is not an employment agency; (iv) employees of employment agencies; and (v) persons who are not classified as employees for tax purposes.

Contributions

Each year, participants may contribute up to 40% of their eligible compensation as defined by the Plan document. Annual participant contribution amounts are limited to $19,000 of salary deferrals for the year ended December 31, 2019 ($25,000 for participants 50 years old and older), as determined by the Internal Revenue Service (IRS). Salary deferrals consist of pre-tax and/or Roth 401(k) contributions. Participants may also contribute up to 20% of their eligible compensation, subject to certain annual dollar limitations, on a post-tax basis.

Oracle matches 50% of an active participant’s salary deferrals up to a maximum deferral of 6% of compensation for the pay period, with maximum aggregate matching of $5,100 in any calendar year. Oracle has the right, under the Plan, to discontinue or modify its matching contributions at any time. Participants may also contribute amounts representing distributions from other qualified plans. All of Oracle’s matching contributions are made in cash on a pre-tax basis.

Investment Options

Participants direct the investment of their contributions and Oracle’s matching contributions into various investment options offered by the Plan. The Plan currently offers investments in Oracle’s common stock, common/collective trust funds, mutual funds, separately managed account funds (including a stable value fund) and Brokerage Link. Brokerage Link balances consist of the mutual funds offered by the Plan, as well as mutual funds offered by other registered investment companies, common stock or other investment products.

Oracle Corporation

401(k) Savings and Investment Plan

Notes to Financial Statements—(Continued)

December 31, 2019

Participant Accounts

Each participant’s account is credited with the participant’s and Oracle’s contributions and allocations of Plan earnings. All amounts in participant accounts are participant directed.

Vesting

All elective contributions made by participants and earnings on those contributions are 100% vested at all times. Participants’ vesting in Oracle’s matching contributions is based on years of service. Participants are 25% vested after one year of service and vest an additional 25% on each successive service anniversary date, becoming 100% vested after four years of service.

Participants forfeit the nonvested portion of their accounts in the Plan upon termination of employment with Oracle. Forfeited balances of terminated participants’ nonvested accounts may be used at Oracle’s discretion, as outlined in the Plan, to reduce its matching contribution obligations. During the year ended December 31, 2019, Oracle used approximately $6,000,000 of forfeited balances to reduce its matching contribution obligations. The amounts of unallocated forfeitures at December 31, 2019 and 2018 were approximately $633,000 and $735,000, respectively.

Notes Receivable from Participants

Participants may borrow from their fund accounts a minimum of $1,000 and up to a maximum of $50,000 or 50% of their vested account balance, whichever is less. Loan terms may not exceed five years unless the loan is used to purchase a participant’s principal residence, in which case repayment terms may not exceed 10 years. The loans are secured by the balance in the participant’s account and bear interest at a rate commensurate with local prevailing lending rates determined by the 401(k) Committee. Principal and interest is paid ratably through payroll deductions, and participants may elect to submit additional payments outside of payroll deductions in order to reduce principal loan balances on an accelerated basis. Loans are generally due in full within 90 days of termination with Oracle unless the participant arranges for loan repayments to continue via monthly debit from a checking or savings account in a bank located in the United States.

Payment of Benefits

Upon termination of service, death, disability, or normal or early retirement, participants may elect to receive a lump-sum amount equal to the vested value of their account or may waive receipt of a lump sum benefit and elect to receive monthly, quarterly or annual installments, a partial distribution, or may request a rollover from the Plan to another eligible retirement plan. Failure of a participant to make an election of one of these options within 60 days is deemed to be an election to defer commencement of payment. If the participant’s account is valued at $1,000 or less, the amount is distributed in a lump sum. Distributions of investments in Oracle’s common stock may be taken in the form of common stock. Hardship withdrawals are permitted if certain criteria are met.

Investment Management Fees and Operating Expenses

Investment management fees and operating expenses charged to the Plan for investments in the various funds are deducted from income earned on a daily basis and are reflected as a component of net appreciation in fair values of investments.

Administrative Expenses

Administrative expenses are borne by Oracle, except for fees related to administration of participant loans and certain withdrawal transactions, which are deducted from the applicable participant’s accounts. Oracle, at its discretion, may also choose to utilize forfeited balances of terminated participants’ nonvested accounts to pay for reasonable expenses related to the administration of the Plan. Revenue credits generated by the Plan for certain investment fund options are reallocated back to those Plan participants who invested in those fund options.

Oracle Corporation

401(k) Savings and Investment Plan

Notes to Financial Statements—(Continued)

December 31, 2019

Plan Termination

Although it has not expressed any intent to do so, Oracle has the right, under provisions of the Plan, to terminate the Plan, subject to the provisions of ERISA. In the event of the Plan’s termination, participants will become 100% vested in their accounts.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting and Presentation

The accompanying financial statements of the Plan are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States (GAAP). The preparation of financial statements in conformity with GAAP requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes and supplemental schedule. Actual results could differ from those estimates.

Investments Valuation and Income Recognition

The Plan’s investments are generally stated at their fair values with the exception of the Galliard Stable Value Fund (a separately-managed account fund investment), which is stated at its contract value in the statements of net assets available for benefits at December 31, 2019 and 2018. The shares of registered investment companies (mutual funds) are valued at quoted market prices of the underlying securities. The money market funds are valued at cost plus accrued interest, which approximated fair values. Common stock, including Oracle’s common stock, is traded on a national securities exchange and is valued at the last reported sales price on the last day of the Plan year. A description of the valuation techniques used to measure the fair values of the common/collective trust funds with significant balances as of December 31, 2019 are included in Note 4 below.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on an accrual basis. Dividends are recorded on the ex-dividend date.

The Oracle Stock Fund (the Fund) is tracked on a unitized basis, which allows for daily trades. The Fund consists of Oracle common stock and investment in the Fidelity Investments Money Market Government Portfolio sufficient to meet the Fund’s daily cash needs. The value of a unit reflects the combined market value of Oracle common stock and the cash investments held by the Fund. At December 31, 2019 and 2018, 1,849,995 units with a value of $417.34 per unit and 2,058,319 units with a value of $350.12 per unit were outstanding, respectively.

Fair Value Measurements

The Plan performs fair value measurements in accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification 820, Fair Value Measurement (ASC 820). Refer to Note 3 for the fair value measurement disclosures associated with the Plan’s investments.

Risks and Uncertainties

The Plan provided for various investment options in common stock, registered investment companies (mutual funds), common/collective trusts, separately-managed account funds (including a stable value fund) and short-term investments. The Plan’s exposure to credit losses in the event of nonperformance of investments is limited to the carrying value of such investments. Investment securities, in general, are exposed to various risks, such as risk of foreign currency fluctuations relative to the U.S. Dollar, interest rate risk, credit risk, issuer going concern risk, and overall market volatility risk, among others. During the year ended December 31, 2019, net appreciation in fair values of investments totaled $3.2 billion. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits, participant account balances and the statement of changes in net assets available for benefits.

Oracle Corporation

401(k) Savings and Investment Plan

Notes to Financial Statements—(Continued)

December 31, 2019

3.	FAIR VALUE MEASUREMENTS

The Plan performs fair value measurements in accordance with FASB ASC 820. ASC 820 defines fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required to be recorded at their fair values, the Plan considers the principal or most advantageous market in which it would transact and considers assumptions that market participants would use when pricing the assets or liabilities, such as inherent risk, transfer restrictions, and risk of nonperformance.

ASC 820 establishes a fair value hierarchy that requires the Plan to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. An asset’s or a liability’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. ASC 820 establishes three levels of inputs that may be used to measure fair value:

•	Level 1: quoted prices in active markets for identical assets or liabilities;
•

Level 2:  inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices in active markets for similar assets or liabilities, quoted prices for identical or similar assets or liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities; or

•	Level 3: unobservable inputs that are supported by little or no market activity and that are significant to the fair values of the assets or liabilities.

Investments Measured at Fair Value on a Recurring Basis

Investments measured at fair value on a recurring basis consisted of the following types of instruments (Level 1 and 2 inputs are defined above):

	December 31, 2019			December 31, 2018
	Fair Value Measurements Using Input Types			Fair Value Measurements Using Input Types
(in thousands)	Level 1	Level 2	Total	Level 1	Level 2	Total
Money market funds	$282,591	$—	$282,591	$298,115	$—	$298,115
Oracle Corporation and other common stock	1,853,845	—	1,853,845	1,564,359	—	1,564,359
Mutual funds	2,810,128	—	2,810,128	2,375,570	—	2,375,570
Corporate securities and others	42,990	6,211	49,201	33,927	4,020	37,947
Total investments measured at fair value	$4,989,554	$6,211	$4,995,765	$4,271,971	$4,020	$4,275,991
Common/collective trust funds measured at net asset value			11,476,562			9,158,387
Total investments			$16,472,327			$13,434,378

The Plan’s valuation techniques used to measure the fair values of money market funds, common stock, mutual funds and corporate securities and others that were classified as Level 1 in the table above were derived from quoted market prices as substantially all of these instruments have active markets. Our Level 2 instruments are valued based on yields currently available on comparable securities of issuers with similar credit ratings. When quoted prices are not available for identical or similar securities, the securities are valued using a discounted cash flow approach that maximizes observable inputs, such as current yields of similar instruments, but includes adjustments for certain risks that may not be observable, such as credit and liquidity risks. A description of the valuation techniques used to measure the fair values of common/collective trust funds and separately-managed account fund investments with significant balances as of December 31, 2019 and 2018 are included

Oracle Corporation

401(k) Savings and Investment Plan

Notes to Financial Statements—(Continued)

December 31, 2019

in Note 4 below. Redemption for common/collective trust funds is permitted daily with no restrictions and same-day or one-day notice periods and there are no unfunded commitments.

4.	COMPOSITION AND VALUATION METHODS OF CERTAIN PLAN INVESTMENTS

Fidelity Commingled Funds

The Plan held investments in Fidelity Contrafund Commingled Pool, Fidelity Growth Company Commingled Pool and Fidelity Low-Priced Stock Commingled Pool as of December 31, 2019 and 2018 (collectively, the Fidelity Commingled Funds). The Fidelity Commingled Funds are common/collective trust funds managed by Fidelity Management Trust Company. Fidelity Fund and Investment Operations, an affiliate of Fidelity Management Trust Company, determines the fair values of the Fidelity Commingled Funds on a daily basis using the net asset value (NAV) of units held of the commingled funds. The NAV is based on the fair value of the underlying investments held by each commingled fund less its liabilities. The fair values of the underlying investments are generally derived from the quoted prices in active markets of the underlying securities as substantially all of the underlying investments have active markets.

Vanguard Trusts

The Plan held investments in certain Vanguard Institutional Index Trusts and certain Vanguard Target Retirement Trusts (collectively, the Vanguard Trusts), which are more specifically listed in Schedule H, Line 4(i)—Schedule of Assets (Held at End of Year), as of December 31, 2019 and 2018. The Vanguard Trusts are common/collective trust funds sponsored and maintained by Vanguard Fiduciary Trust Company. The trustee, Vanguard Fiduciary Trust Company, generally determines the fair values of the Vanguard Trusts’ units each day the New York Stock Exchange is open for trading. The underlying investments of the Vanguard Trusts are valued based on quoted market prices as substantially all of these underlying investments have active markets. The values of the Vanguard Trusts are determined based upon the values of these underlying investments held for benefit of the Vanguard Trusts less any liabilities.

Galliard Stable Value Fund

During the years ended December 31, 2019 and 2018, the Plan held investments in Galliard Stable Value Fund (Galliard Fund). The Galliard Fund is exclusively managed for the Plan by Galliard Capital Management, Inc. The Galliard Fund primarily invests in security-backed investment contracts, separate accounts guaranteed investment contracts and money market funds. Security‑backed investment contracts are issued by insurance companies and other financial institutions that wrap underlying bond funds, fixed income common/collective trust funds or separate accounts (Wrap Contract).

The issuer of the Wrap Contract provides a rate of return that has a zero percent floor and provides full benefit responsiveness, provided that all terms of the Wrap Contract have been met. Wrap Contracts are normally agreements entered with issuers rated in the top three long-term rating categories (equaling A- or above) as determined by any of the nationally recognized rating organizations in the United States. The Galliard Fund is credited with contributions from participants and earnings on the underlying investments and charged for participant withdrawals and administrative expenses.

As of December 31, 2019 and 2018, there were no reserves against the Wrap Contracts’ carrying values due to credit risks of the issuers. Certain events limit the ability of the Plan to transact at contract value with the wrap issuer. However, the Plan’s management is not aware of the occurrence or likely occurrence of any such events, which would limit the Plan's ability to transact at contract value with participants. The issuer may terminate a Wrap Contract at any time.

Oracle Corporation

401(k) Savings and Investment Plan

Notes to Financial Statements—(Continued)

December 31, 2019

The following table provides the disaggregation of contract value between types of investment contracts held by the Plan:

	December 31,
(in thousands)	2019	2018
Security-backed investment contracts	$759,809	$702,711
Separate account guaranteed investment contracts	135,613	101,343
Total investment contracts	$895,422	$804,054
5.	INCOME TAX STATUS

On October 20, 2015, the Plan received a determination letter from the IRS stating that the Plan is qualified under Section 401(a) of the Code, and therefore, the related trust is exempt from taxation. This determination letter superseded the determination letters issued by the IRS on April 3, 2015 and May 29, 2014. The 401(k) Committee believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

6.	PARTY-IN-INTEREST TRANSACTIONS

Transactions in shares of Oracle common stock qualify as party-in-interest transactions under the provisions of ERISA. During the year ended December 31, 2019, the Plan made purchases of approximately $36,496,000 and sales of approximately $92,496,000 of Oracle common stock. In addition, the Plan made in-kind transfers of Oracle common stock to participants, related to certain qualifying distributions, of approximately $16,076,000 during the year ended December 31, 2019.

Certain members of Oracle Corporation management perform administrative and fiduciary duties for the Plan that qualify them as parties-in-interest and/or related parties of the Plan. Transactions between such members of Oracle Corporation management and the Plan were routine in nature and conducted pursuant to the Plan’s provisions as of and during the year ended December 31, 2019.

As described in Note 1 above, Fidelity Management Trust Company is a directed trustee of the Plan and Fidelity Investments Institutional Operations Company, Inc. serves as the record keeper to maintain the individual accounts of each Plan participant. Certain Plan investments include shares of mutual funds that are managed by affiliates of Fidelity.

7.	DIFFERENCES BETWEEN FINANCIAL STATEMENTS AND FORM 5500

The following is a reconciliation of the net assets available for benefits per the financial statements to the Plan’s Form 5500:

	December 31,
(in thousands)	2019	2018
Net assets available for benefits per the financial statements	$17,474,825	$14,346,061
Adjustment from contract value to fair value of certain Galliard Stable Value Fund assets	14,120	(8,297)
Amounts allocated to withdrawing participants and other	(1,946)	(1,847)
Net assets available for benefits per the Form 5500	$17,486,999	$14,335,917

Oracle Corporation

401(k) Savings and Investment Plan

Notes to Financial Statements—(Continued)

December 31, 2019

The following is a reconciliation of the changes in net assets available for benefits per the financial statements to the Plan’s Form 5500:

	December 31,
(in thousands)	2019	2018
Net increase (decrease) in net assets available for benefits per the financial statements	$3,128,764	$(1,098,272)
Net change in fair value adjustment of certain Galliard Stable Value Fund assets	22,417	(7,909)
Net change in amounts allocated to withdrawing participants and other	(99)	(658)
Net income (loss) per the Form 5500	$3,151,082	$(1,106,839)

The fair value adjustment for certain Galliard Fund assets represented the differences between contract values of certain fully benefit-responsive contracts within the Galliard Fund as included in the statements of changes in net assets available for benefits for the years ended December 31, 2019 and 2018, and the respective fair values of these contracts as reported in the respective Form 5500. Certain investments within the Galliard Fund are presented at contract value in both the statements of changes in net assets available for benefits and the Form 5500, and therefore, do not result in a difference between the Plan’s financial statements and the Form 5500. Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to each respective year-end but were not yet paid.

8.	EXCESS CONTRIBUTIONS

Contributions received from participants for the year ended December 31, 2019 included approximately $177,000 of excess contributions (net of corresponding gains and losses) that were remitted during January 2020 through April 2020 to certain participants. The excess deferral contributions, originally deducted in the year ended December 31, 2019, were returned to comply with the participants’ applicable maximum annual contributions permitted under the Code. The amount is included in the Plan’s statement of net assets available for benefits as excess deferrals due to participants at December 31, 2019.

Oracle Corporation

401(k) Savings and Investment Plan

EIN 54-2185193, Plan # 001

Schedule H, Line 4(i)—Schedule of Assets (Held at End of Year)

December 31, 2019

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value		(e) Current Value (in thousands)
	Registered Investment Companies:
	Dodge & Cox International Stock Fund	8,617,700	shares	$375,732
	Dodge & Cox Stock Fund	4,542,132	shares	880,083
*	Fidelity Balanced Fund—Class K	23,793,660	shares	585,324
*	Fidelity Worldwide Fund	9,452,317	shares	268,068
	PIMCO Inflation Response Multi-Asset Fund Institutional	1,581,396	shares	12,904
				2,122,111
	Assets in Brokerage Link Accounts	Various investments, including registered investment companies, common stocks, money market funds and cash		1,057,843
	Oracle Corporation Common Stock Fund:
*	Oracle Corporation Common Stock	14,487,689	shares	767,558
*	Fidelity Investments Money Market Government Portfolio—Institutional Class	4,398,827	shares	4,399
	Separately Managed Account Fund Investments:
	Artisan International Separate Account —
	Depository Receipts
	Alibaba Group Holding Ltd.	10,436	shares	2,214
	Amarin Corp PLC	123,559	shares	2,649
	Nice Ltd.	10,190	shares	1,581
	Petroleo Brasileiro SA	239,329	shares	3,815
	Common Stock
	Adyen NV	1,900	shares	1,558
	AIA Group Ltd.	717,478	shares	7,532
	Air Liquide SA	57,354	shares	8,119
	Airbus SE	52,585	shares	7,696
	Allianz SE	22,018	shares	5,394
	Alphabet Inc.—Class A	1,703	shares	2,281
	Alphabet Inc.—Class C	1,674	shares	2,238
	Amazon.com Inc.	2,366	shares	4,372
	Amundi SA	20,661	shares	1,620
	Aon PLC	30,634	shares	6,381
	Assicurazioni Generali SpA	158,285	shares	3,266
	AVEVA Group PLC	39,435	shares	2,432
	BNP Paribas SA	65,463	shares	3,879
	Daikin Industries Ltd.	3,200	shares	455
	Deutsche Boerse AG	76,032	shares	11,953
	Deutsche Post AG	150,870	shares	5,756
	Diageo PLC	60,133	shares	2,549
	Dollarama Inc.	21,211	shares	729
	DSV PANALPINA A/S	1,926	shares	222
	Eiffage SA	21,327	shares	2,440
	Genmab A/S	19,342	shares	4,301
	GlaxoSmithKline PLC	113,013	shares	2,663
	Hennes & Mauritz AB	53,413	shares	1,086
	Idorsia Ltd.	35,002	shares	1,083
	ING Groep NV	397,453	shares	4,765
	Intercontinental Exchange Inc.	23,981	shares	2,219
	Intesa Sanpaolo SpA	1,322,100	shares	3,483
	Koninklijke DSM NV	17,754	shares	2,312
	Linde PLC	59,530	shares	12,741
	Lonza Group AG	8,223	shares	3,001
	Medtronic PLC	47,101	shares	5,344
	Nestle SA	68,142	shares	7,377
	Nippon Shinyaku Co Ltd.	44,200	shares	3,852

Oracle Corporation

401(k) Savings and Investment Plan

EIN 54-2185193, Plan # 001

Schedule H, Line 4(i)—Schedule of Assets (Held at End of Year)—(Continued)

December 31, 2019

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value		(e) Current Value (in thousands)
	Novo Nordisk A/S	23,051	shares	1,338
	Petroleo Brasileiro SA	611,600	shares	4,589
	Recruit Holdings Co Ltd.	29,904	shares	1,128
	RELX PLC	84,432	shares	2,131
	Safran SA	10,693	shares	1,651
	SAP SE	15,916	shares	2,148
	Schneider Electric SE	11,916	shares	1,223
	Symrise AG	19,227	shares	2,023
	Taiyo Nippon Sanso Corp	146,800	shares	3,280
	TMX Group Ltd.	22,400	shares	1,940
	UBS Group AG	280,783	shares	3,547
	UniCredit SpA	96,002	shares	1,402
	Vinci SA	25,444	shares	2,826
	Willis Towers Watson PLC	20,441	shares	4,128
	Wirecard AG	34,683	shares	4,182
	Wynn Macau Ltd.	576,800	shares	1,421
	Participating Certificate
	Ryanair Holdings PLC	316,951	shares	5,201
	JPMorgan 100% U.S. Treasury Securities Money Market Fund	5,585,116	shares	5,585
				195,101
	Emerging Markets Stock Fund —
	Registered Investment Companies
	DFA Emerging Markets Core Equity Portfolio Institutional Class	5,104,119	shares	111,117
	Common/Collective Trust Fund
	T. Rowe Price Emerging Markets Equity Trust—Class B	181,565	shares	111,000
				222,117
	Galliard Stable Value Fund —
	Common/Collective Trust Funds
	Wells Fargo Fixed Income Fund A	9,646,752	shares	274,903
	Wells Fargo Fixed Income Fund E	3,555,949	shares	93,620
	Wells Fargo Fixed Income Fund F	20,837,876	shares	312,108
	Wells Fargo Fixed Income Fund N	7,258,789	shares	93,298
	MetLife Insurance Company Separate Account	1,097,010	shares	135,613
*	Fidelity Investments Money Market Government Portfolio—Institutional Class	12,216,564	shares	12,216
				921,758
	US Small Mid Cap Value Fund —
	Registered Investment Companies	8,668,240	shares	200,930
	DFA US Targeted Value I
	Common Stock
	ABM Industries Inc.	50,193	shares	1,893
	ACCO Brands Corp	112,746	shares	1,055
	AECOM	35,657	shares	1,538
	Aegion Corp	68,914	shares	1,542
	AES Corp	51,603	shares	1,027
	AGNC Investment Corp	70,973	shares	1,255
	Air Lease Corp	58,210	shares	2,766
	Alaska Air Group Inc.	14,811	shares	1,003
	Alleghany Corp	2,144	shares	1,714
	Alliance Data Systems Corp	5,800	shares	651
	Ally Financial Inc.	18,413	shares	563
	AMC Networks Inc.	15,133	shares	598
	Amdocs Ltd.	20,071	shares	1,449

Oracle Corporation

401(k) Savings and Investment Plan

EIN 54-2185193, Plan # 001

Schedule H, Line 4(i)—Schedule of Assets (Held at End of Year)—(Continued)

December 31, 2019

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value		(e) Current Value (in thousands)
	Apergy Corp	25,361	shares	857
	Ares Capital Corp	34,111	shares	636
	Ares Commercial Real Estate Corp	36,407	shares	577
	Arrow Electronics Inc.	25,135	shares	2,130
	ASGN Inc.	30,860	shares	2,190
	Assurant Inc.	8,591	shares	1,126
	Assured Guaranty Ltd.	34,696	shares	1,701
	Avantor Inc.	71,598	shares	1,300
	Avery Dennison Corp	5,070	shares	663
	AXIS Capital Holdings Ltd.	18,424	shares	1,095
	BankUnited Inc.	35,139	shares	1,285
	Belden Inc.	38,683	shares	2,128
	Blackstone Mortgage Trust Inc.	28,110	shares	1,046
	BMC Stock Holdings Inc.	23,318	shares	669
	Booz Allen Hamilton Hldg Corp	13,336	shares	949
	Boston Private Financial Holdings	40,469	shares	487
	Cadence Bancorp	35,501	shares	644
	Carlisle Companies Inc.	4,619	shares	748
	CDK Global Inc.	56,174	shares	3,072
	CDW Corp	4,207	shares	601
	CenterState Banks Inc.	36,774	shares	919
	Change Healthcare Inc.	90,657	shares	1,486
	Chatham Lodging Trust	7,666	shares	141
	Chemed Corp	1,344	shares	590
	Ciena Corp	47,782	shares	2,040
	Cimarex Energy Co	14,827	shares	778
	Coherent Inc.	6,600	shares	1,098
	Colony Capital Inc.	144,832	shares	688
	Columbia Banking Systems Inc.	17,841	shares	726
	CommScope Holding Co Inc.	52,422	shares	744
	Cousins Properties Inc.	14,672	shares	604
	Curtiss-Wright Corp	6,366	shares	897
	Diamondback Energy Inc.	12,217	shares	1,134
	East West Bancorp Inc.	33,646	shares	1,639
	Encana Corp	139,369	shares	654
	Energizer Holdings Inc.	49,847	shares	2,503
	Enerplus Corp	146,259	shares	1,043
	EnerSys	30,353	shares	2,271
	Entercom Communications Corp	124,063	shares	576
	Envista Holdings Corp	43,887	shares	1,301
	Equitrans Midstream Corp	16,455	shares	220
	Essent Group Ltd.	36,203	shares	1,882
	Evercore Inc.	15,221	shares	1,138
	Everest Re Group Ltd.	5,636	shares	1,560
	EVERTEC Inc.	21,979	shares	748
	Extended Stay America Inc.	92,678	shares	1,377
	First Citizens Bancshares Inc.	2,085	shares	1,110
	First Hawaiian Inc.	60,708	shares	1,751
	First Merchants Corp	24,182	shares	1,006
	First Midwest Bancorp Inc.	40,900	shares	943
	FirstCash Inc.	11,900	shares	959
	Flex Ltd.	72,395	shares	914

Oracle Corporation

401(k) Savings and Investment Plan

EIN 54-2185193, Plan # 001

Schedule H, Line 4(i)—Schedule of Assets (Held at End of Year)—(Continued)

December 31, 2019

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value		(e) Current Value (in thousands)
	FMC Corp	6,300	shares	629
	Foot Locker Inc.	15,388	shares	600
	Fresh Del Monte Produce Inc.	26,832	shares	939
	Frontdoor Inc.	26,294	shares	1,247
	FTI Consulting Inc.	20,544	shares	2,273
	Gentex Corp	33,537	shares	972
	Graphic Packaging Holding Co	292,679	shares	4,873
	Group 1 Automotive Inc.	9,700	shares	970
	Hanmi Financial Corp	28,791	shares	576
	Hanover Insurance Group Inc.	8,234	shares	1,125
	HD Supply Holdings Inc.	12,677	shares	510
	Huntington Bancshares Inc.	75,422	shares	1,137
	Huntington Ingalls Industries Inc.	1,946	shares	488
	Huron Consulting Group Inc.	11,679	shares	803
	IAA Inc.	49,391	shares	2,324
	ICON Public Limited Company	9,816	shares	1,691
	Insight Enterprises Inc.	28,755	shares	2,021
	Jagged Peak Energy Inc.	88,091	shares	748
	Jazz Pharmaceuticals Plc	6,288	shares	939
	Jefferies Financial Group Inc.	63,004	shares	1,346
	Jones Lang LaSalle Inc.	8,033	shares	1,398
	KAR Auction Services Inc.	64,128	shares	1,397
	Kosmos Energy Ltd.	278,924	shares	1,590
	Landstar Systems Inc.	5,301	shares	604
	La-Z-Boy Inc.	15,641	shares	492
	LCI Industries	18,625	shares	1,995
	Lithia Motors Inc.	18,841	shares	2,770
	LPL Financial Holdings Inc.	14,934	shares	1,378
	Marathon Oil Corp	42,224	shares	573
	MAXIMUS Inc.	5,347	shares	398
	MFA Financial Inc.	202,311	shares	1,548
	Minerals Technologies Inc.	24,282	shares	1,399
	Molina Healthcare Inc.	12,495	shares	1,695
	Mosaic Co	32,357	shares	700
	National General Holdings Corp	88,987	shares	1,967
	Navient Corp	141,195	shares	1,932
	NCR Corp	44,887	shares	1,578
	Nelnet Inc.	9,620	shares	560
	Nexstar Media Group Inc.	14,450	shares	1,694
	NMI Holdings Inc.	19,857	shares	659
	Nomad Foods Ltd.	44,661	shares	999
	O-I Glass Inc.	47,404	shares	566
	Olin Corp	33,627	shares	580
	ON Semiconductor Corp	31,394	shares	765
	Owens Corning	20,278	shares	1,321
	Patterson Cos Inc.	25,013	shares	512
	Peapack-Gladstone Financial Co	17,418	shares	538
	PQ Group Holdings Inc.	74,279	shares	1,276
	PRA Group Inc.	25,629	shares	930
	Preferred Bank	11,125	shares	668
	ProAssurance Corp	23,066	shares	834
	Qorvo Inc.	18,201	shares	2,115

Oracle Corporation

401(k) Savings and Investment Plan

EIN 54-2185193, Plan # 001

Schedule H, Line 4(i)—Schedule of Assets (Held at End of Year)—(Continued)

December 31, 2019

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value		(e) Current Value (in thousands)
	Radian Group Inc.	39,356	shares	990
	Redwood Trust Inc.	34,524	shares	571
	Reinsurance Group of America Inc.	10,991	shares	1,792
	Schweitzer-Mauduit Intl Inc.	38,183	shares	1,603
	Science Applications Intl Corp	17,128	shares	1,490
	Skechers USA Inc.	51,966	shares	2,244
	SL Green Realty Corp	6,909	shares	635
	SLM Corp	345,362	shares	3,077
	Spectrum Brands Holdings Inc.	11,277	shares	725
	Spirit Airlines Inc.	18,123	shares	731
	Spirit Realty Capital Inc.	13,624	shares	670
	Standard Motor Products Inc.	10,768	shares	573
	Starwood Property Trust Inc.	65,953	shares	1,640
	Steven Madden Ltd.	41,390	shares	1,780
	SunCoke Energy Inc.	170,759	shares	1,064
	SVB Financial Group	3,013	shares	756
	Sykes Enterprises Inc.	20,194	shares	747
	Syneos Health Inc.	38,861	shares	2,311
	SYNNEX Corp	24,841	shares	3,200
	Synovus Financial Corp	39,315	shares	1,541
	Teradyne Inc.	20,574	shares	1,403
	Tetra Tech Inc.	12,558	shares	1,082
	Timken Co	24,178	shares	1,361
	Trinseo SA	22,669	shares	844
	TTEC Holdings Inc.	41,189	shares	1,632
	Tutor Perini Corp	46,462	shares	597
	Two Harbors Investment Corp	208,300	shares	3,045
	Umpqua Holdings Corp	44,367	shares	785
	Universal Corp	16,834	shares	961
	Valvoline Inc.	77,442	shares	1,658
	Vistra Energy Corp	38,636	shares	888
	Walker & Dunlop Inc.	44,885	shares	2,903
	WESCO International Inc.	29,414	shares	1,747
	White Mountains Insurance Grp Ltd.	1,338	shares	1,493
	World Fuel Services Corp	77,344	shares	3,358
	Wyndham Destinations Inc.	25,808	shares	1,334
	Yelp Inc.	39,576	shares	1,378
	Brown Brothers Harriman Short-Term Investment Fund	2,922,491	shares	2,922
				398,501
	William Blair Small Mid Cap Growth Separate Account —
	Depository Receipts
	NICE Systems Ltd.	36,480	shares	5,660
	Common Stock
	Abiomed Inc.	17,660	shares	3,013
	Advance Auto Parts Inc.	20,292	shares	3,250
	Amedisys Inc.	26,860	shares	4,483
	Anaplan Inc.	46,340	shares	2,428
	Ares Management Corporation	74,325	shares	2,653
	Aspen Technology Inc.	44,448	shares	5,375
	Avalara Inc.	53,455	shares	3,916

Oracle Corporation

401(k) Savings and Investment Plan

EIN 54-2185193, Plan # 001

Schedule H, Line 4(i)—Schedule of Assets (Held at End of Year)—(Continued)

December 31, 2019

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value		(e) Current Value (in thousands)
	Axalta Coating Systems Ltd.	89,460	shares	2,720
	Bj's Wholesale Club Holdings	234,530	shares	5,333
	Booz Allen Hamilton Holdings	67,973	shares	4,835
	The Brink's Co	51,664	shares	4,685
	Burlington Stores Inc.	39,120	shares	8,921
	Bwx Technologies Inc.	175,433	shares	10,891
	Cable One Inc.	3,120	shares	4,644
	Cboe Global Markets Inc.	27,829	shares	3,339
	Copart Inc.	36,480	shares	3,317
	Crown Holdings Inc.	88,930	shares	6,451
	Encompass Health Corporation	118,955	shares	8,240
	Encore Capital Group Inc.	77,536	shares	2,742
	Entegris Inc.	32,363	shares	1,621
	Etsy Inc.	56,705	shares	2,512
	Euronet Worldwide Inc.	51,600	shares	8,130
	FirstCash Inc.	51,250	shares	4,132
	FirstService Corporation	34,467	shares	3,207
	Generac Holdings Inc.	25,800	shares	2,595
	Glaukos Corporation	51,274	shares	2,793
	GoDaddy Inc.	72,596	shares	4,931
	Grand Canyon Education Inc.	74,109	shares	7,099
	Guidewire Software Inc.	30,947	shares	3,397
	Halozyme Therapeutics Inc.	168,367	shares	2,985
	Healthcare Services Group	145,039	shares	3,527
	Heico Corporation	40,841	shares	3,656
	Horizon Therapeutics Plc	213,221	shares	7,719
	Inspire Medical Systems Inc.	28,936	shares	2,147
	Insulet Corporation	45,321	shares	7,759
	Irhythm Technologies Inc.	36,670	shares	2,497
	J2 Global Inc.	52,543	shares	4,924
	Jones Lang Lasalle Inc.	24,349	shares	4,239
	Lamb Weston Holdings Inc.	91,040	shares	7,832
	Ligand Pharmaceuticals	35,268	shares	3,678
	Live Nation Entertainment Inc.	98,870	shares	7,066
	Martin Marietta Materials	30,880	shares	8,635
	National Instruments Corporation	66,479	shares	2,815
	Novanta Inc.	27,280	shares	2,413
	Ollie's Bargain Outlet Holdings	48,540	shares	3,170
	Parsley Energy Inc.	97,180	shares	1,838
	Penumbra Inc.	33,605	shares	5,520
	Perspecta Inc.	92,100	shares	2,435
	Planet Fitness Inc.	44,620	shares	3,332
	Portola Pharmaceuticals Inc.	179,519	shares	4,287
	Proofpoint Inc.	28,760	shares	3,301
	Pure Storage Inc.	364,982	shares	6,245
	Qualys Inc.	8,643	shares	721
	Ritchie Bros Auctioneers	89,030	shares	3,824
	Rogers Corporation	21,342	shares	2,662
	Sabre Corporation	231,260	shares	5,189
	Signature Bank	23,370	shares	3,193
	Siteone Landscape Supply Inc.	35,740	shares	3,240
	Steris PLC	31,049	shares	4,732

Oracle Corporation

401(k) Savings and Investment Plan

EIN 54-2185193, Plan # 001

Schedule H, Line 4(i)—Schedule of Assets (Held at End of Year)—(Continued)

December 31, 2019

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value		(e) Current Value (in thousands)
	Teledyne Technologies Inc.	23,093	shares	8,003
	Teleflex Inc.	17,500	shares	6,588
	Transunion	75,739	shares	6,484
	Trex Company Inc.	102,229	shares	9,188
	Vail Resorts Inc.	21,680	shares	5,199
	Varonis Systems Inc.	32,990	shares	2,564
	Veracyte Inc.	81,026	shares	2,262
	Virtu Financial Inc.	192,433	shares	3,077
	Wayfair Inc.	25,981	shares	2,348
	Wex Inc.	21,780	shares	4,562
	World Wrestling Entertain	56,890	shares	3,690
	Zynga Inc.	663,000	shares	4,058
	William Blair Money Market Funds	6,000,922	shares	6,001
				326,918
	Common/Collective Trust Funds:
	Broad Market Bond I —
	Wells Fargo Core Bond II CIT EF1	20,760,718	shares	238,333
	Loomis Sayles Core Plus Fixed Income Fund D	14,996,750	shares	238,448
*	Fidelity Contrafund Commingled Pool—Class 3	85,148,662	shares	1,752,359
*	Fidelity Low-Priced Stock Commingled Pool—Class 3	33,389,565	shares	540,911
*	Fidelity Growth Company Commingled Pool—Class 3	58,030,751	shares	1,473,981
	Vanguard Institutional 500 Index Trust	15,661,098	shares	2,038,762
	Vanguard Institutional Extended Market Index Trust	3,302,462	shares	399,169
	Vanguard Institutional Total Bond Market Index Trust	4,496,717	shares	488,703
	Vanguard Institutional Total International Stock Market Index Trust	1,534,067	shares	163,731
	Vanguard Target Retirement 2015 Trust Select	2,135,286	shares	82,614
	Vanguard Target Retirement 2020 Trust Select	11,054,123	shares	442,939
	Vanguard Target Retirement 2025 Trust Select	14,327,545	shares	587,716
	Vanguard Target Retirement 2030 Trust Select	17,251,140	shares	718,338
	Vanguard Target Retirement 2035 Trust Select	15,127,788	shares	639,452
	Vanguard Target Retirement 2040 Trust Select	13,362,142	shares	572,167
	Vanguard Target Retirement 2045 Trust Select	8,371,396	shares	361,895
	Vanguard Target Retirement 2050 Trust Select	5,904,332	shares	255,126
	Vanguard Target Retirement 2055 Trust Select	3,650,478	shares	157,664
	Vanguard Target Retirement 2060 Trust Select	2,052,554	shares	88,691
	Vanguard Target Retirement 2065 Trust Select	469,228	shares	12,191
	Vanguard Target Retirement Income Trust Select	2,986,269	shares	112,373
	Total investments, substantially all at fair value**			$17,381,869
*	Notes Receivable from Participants	4.25% - 11.50%, maturing through 2029		$83,144

*	Indicates a party-in-interest to the Plan.
**	All investments were stated at fair value as of December 31, 2019 with the exception of one underlying investment of the Galliard Stable Value Fund, which is stated at contract value.

Column (d), cost, has been omitted, as all investments are participant directed.

INDEX TO EXHIBITS

Exhibit Number	Exhibit Title
23.01	Consent of Independent Registered Public Accounting Firm

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the persons who administer the employee benefit plan have duly caused this annual report to be signed on their behalf by the undersigned hereunto duly authorized.

ORACLE CORPORATION 401(k) SAVINGS AND INVESTMENT PLAN

Date: May 15, 2020	By:	/s/ Peter W. Shott
Peter W. Shott
Senior Vice President, Human Resources